20004105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 (MM/DD/YY) AND ENDING 12-31-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 E. Princess #2132

(No. and Street)

Phoenix (City) AZ (State) 85054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Obrien 310-383-5677

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA ,, An Accountancy Corp.

(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

SEC Mail Processing

MAR 03 2020

Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 17 day of February, 2020 by John O'Brien proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

Notary Public

Signature

Title

SYLVIA DAVES GRIEB
Notary Public - California
Los Angeles County
Commission # 2236394
My Comm. Expires Apr 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholder of Penates Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Penates Group, Inc. (the "Company") as of December 31, 2019, the related statement of operation, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Penates Group, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Infomation is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
February 17, 2020

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Table of Contents	2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Stockholder Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
Supplemental Information	
Schedule I Computation of Net Capital Under Rule 15c3-1	12
Schedule II Computation for the Determination of Reserve Requirements Schedule III Information relating to the Possession of Control Requirements Under Rule 15c3-3	13
Assertions Regarding Exemption Provisions	14-15
Report of Independent Registered Public Accounting Firm of Exception provisions required Under Rule 17a-5 of the Securities and Exchange Commission	16

Penates Group Inc
Statement of Financial Condition
December 31,2019

Assets	
Cash and cash equivalents	22,709
Receivables from clearing organization	1,968
Deposit at Clearing Organization	15,000
Accrued revenue Receivables	10,700
Total Assets	50,377
Liabilities and Stockholder's equity	
Accounts Payable and accrued liabilities	5,512
Total Liabilities	5,512
Common Stock no par value 1,000,000	25,000
Additional paid in Capital	1,500
Retained Earnings	18,365
Total Stockholders Equity	44,865
Total Liabilities and Stockholders Equity	50,377

The Accompanying Notes are an Integral Part of the Financial Statements

Penates Group Inc.
Statement of Operations
For the year ended December 31,2019

Revenues	
Brokerage Commissions	246,784
Interest and Dividend Income	390
Total revenues	247,174
Expenses	
Clearing Costs	21,584
Professional fees	33,234
Rep payout	95,316
Salaries and Taxes	99,800
Total Expenses	249,934
Net Loss	-2,760

Penates Group Inc. | 528 Palisades Dr. #719 | Pacific Palisades, CA 90272
Phone: (480) 473-3344 • Facsimile: (480) 522-3100 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group Inc.
Statement of Shareholder Equity
For the year ended December 31,2019

	Common Stock	Additional Paid-in Capital	retained earnings	Stock holder equity
Balance as of 12-31-2018	$25,000	$1500	$21,125	$47,625
Net Loss			-2,760	-2760
Balance as of 12-31-2019	$25,000	$1,500	18,365	44,865

The Accompanying Notes are an Integral Part of the Financial Statements

Penates Group Inc. | 528 Palisades Dr. #719 | Pacific Palisades, CA 90272
Phone: (480) 473-3344 • Facsimile: (480) 522-3100 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group, Inc
Statement of Cash Flows
For Year ended December 31,2019

Cash Flows from operating Activities:	-2,760
Net Loss adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Receivables from the clearing organization	$3,062
Accrued Revenues Receivable	110
Accounts Payable and accrued Liabilities	(2,048)
Net Cash gained by operating revenues	1,124
Cash At beginning of the Year	36,585
Cash at End of Year	37,709

The Accompanying Notes are an Integral Part of the Financial Statements

Penates Group Inc.
Notes to Financial Statements

Note 1-Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Penates Group Inc. (the Company), is an S Corporation which was formed under the laws of the State of Arizona on August 27,1997. Business operations began in October if 1997, with operating revenue beginning in March of 1998. The Company is a licensed broker/dealer, operating in metropolitan Scottsdale, Arizona, registered with the State of Arizona and is a member of the Financial Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers: rather the Company utilizes a clearing broker to perform the custodial functions. The Company clears all transactions with and for its customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customer funds and securities to the clearing/broker dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/ dealer.

Basis of Presentation

These Financial Statements are presented in accordance with the accounting principles generally accepted in the United States, and in accordance with the financials of broker-dealers.

Use of Estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, The Company considers all the highly liquid assets having a maturity of three months or less at the time of purchase to be cash equivalents.

Penates Group Inc.
Notes to Financial Statements (Continued)

Note 1- Nature of Operations and Summary of Significant Accounting Policies (Continued)

Receivables

At December 31,2019, receivables represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

The Company follows the allowance method of providing for uncollectable accounts. The allowance is determined based upon a review of individual accounts receivable and prior history. The Company considers the receivables as of December 31,2018 to be fully collectable: accordingly, no allowance for the doubtful accounts has been established. The Company does not record interest charges for delinquent receivables, nor are the receivables secured.

Securities Transactions

Proprietary securities transactions and commission revenue are recorded on a trade date basis. Liabilities for a trade-date basis purchases of securities represent obligations to the Company's clearing /broker for transactions executed but not yet settled.

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur. Transaction fee revenues are recorded in accordance with the terms of the engagement agreements and where applicable, recognized on a pro rata basis over those terms.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties, Penates Group Inc. recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction that are collected by Penates are excluded from revenue.

The following is a description of activities- separated by reportable segments per FINRA Form "Supplemental Statement of Income (SSOI) from which Penates generates its revenue.

1. Commissions: This includes the performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when Penates is engaged as an agent. It does not include net gains or losses from transactions made by Penates when acting as principle or riskless principal.
2. Revenue from Sale of Investment Company Shares. This includes concessions earned from the sale of open-end mutual funds and UIT's to the extent that they are open-ended companies.
3. Revenue from the Sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.
4. Interest/Rebate/Dividend Income. This includes rebates and or / interest earned on Securities Borrowings; interest earned from bank sweeps into FDIC insured products.
5. Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; administrative fees ; 12b-1 fees.

Income Taxes

The company and its stock holders have elected to be taxed as an S Corporation for income tax purposes. Under such election, The Company is not subject to corporate income taxes: instead, the stock holders are liable for income taxes on their proportionate shares of the Company's taxable income. The income tax returns are subject to state and federal examination for approximately the last three years. No Such examinations have occurred

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31,2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values because they are short term in nature. These financial instruments include cash, receivables from clearing organization, deposit at clearing organization, accrued revenues receivable, and accounts payable and accrued liabilities.

Note 2- Net Capital Requirements

The company is subject to the Securities and Exchange Commission uniform net capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital , both as defined shall not exceed 15-1 At December 31,2019 the Company had net capital of $39,865 which was $34,865 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 13.8% as of December 31,2019

Note 3- Reserve Requirements

The company is exempt from Securities and Exchange Commission rule 15c3-3 under Section k(1), k(2)(i), and k(2)(ii) and therefore is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under rule 15c3-3.

Note 4- Off Balance-Sheet Risk and Concentration of Credit Risk

AS discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection of payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeds to minimize this risk through procedures designed to monitor credit worthiness of its customers and that customer transactions are executed properly by the clearing firm.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Corporation (FDIC) up to $250,000. At December 31,2019, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note-5 Accounting Pronouncements -Accounting standards adopted in 2019

1. **Topic 606 revenue from Contract with Customers**
   In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606. The new standard was adopted January 01, 2018 using modified retrospective method. The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.
   Transactional Revenue is recognized upon trade date and other revenue items are recognized when performance obligations have been satisfied.

2. **Lease standard. ASU No. 2016-02 (topic 842).**
   The company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the Company does not have an operating lease. The owner works from his residential premises.

Note 6-Subsequent Events

Management of the Company has evaluated all subsequent events through February 17, 2020, the date these financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Penates Group Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Total Stockholder's Equity from Statement of Financial Condition	44,865
Total not allowed for net capital	(5,000)
Total ownership equity qualified for net capital	39,865
Computation of Net Capital	
Minimum Net Capital required NC (6.67 Aggr.Ind) Or $5,000 whichever is greater	$5,000
Excess Net Capital	34,865
Aggregate Indebtedness	5,512
Ratio AI/NC	13.83

Reconciliation: There was no difference between the Audit and Focus reports as of December 31, 2019.

See Independent Auditors Report

Penates Group Inc.
For year ending
December 31, 2019

Schedule II
Computation for the Determination of Reserve Requirements Under Rule 15C3-3 of the Securities and Exchange Commission

The company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3 k(1), k(2)(i), and k(2)(ii)

Schedule III
Information relating to the Possession or Control Requirements under the (k)(2)(ii) exemptive provision

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the k(1), k(2)(i), and k(2)(ii) exemptive provisions

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(4) as it meets the minimum assessment as called for in the Section 4(d)(1) of the Securities Investor Protection Act of 1970

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd. Suite 150
Woodland Hills, CA 91367

February 17 ,2020

Assertions Regarding Exemption Provisions

We as principals of Penates Group Inc. ("the company"), are responsible for compliance with the annual reporting requirements under rule 17a-5 of the Securities and Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provisions

1. The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by rule 15c3-3 K(1), K(2)(i), and K(2)(ii). We, as *management* of Penates Group, Inc. ("the company"), acknowledge management's responsibility for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act throughout the fiscal year December 31, 2019.

2. The broker-dealer makes an assertion that it claims an exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, K(1), K(2)(i), and K(2)(ii) throughout the year. These assertions are the responsibility of *management*.

3. We, the *management* of the broker-dealer, have made available to you the auditor, all records and other information relevant to the broker-dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and

4. There are no known events or other factors subsequent to the period addressed in the broker-dealer's assertions, that might significantly affect the broker-dealer's

4. There are no known events or other factors subsequent to the period addressed in the broker-dealer's assertions, that might significantly affect the broker-dealer's compliance with the identified exemption provisions for the fiscal year December 31, 2019.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1,2019 through December 31,2019.

Penates Group, Inc.

By: 2-17-2020

John O'Brien

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder of
Penates Group, Inc.

We have reviewed management's statements, included in the accompanying Penates Group, Inc. Exemption Report in which (1) Penates Group, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Penates Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(1), k(2)(i), and k(2)(ii) (the "exemption provision") and (2) Company, stated that Penates Group, Inc. met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Penates Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1), k(2)(i), and k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, California
February 17, 2020

Penates Group, Inc.

Report pursuant to rule 17A-5

Financial Statements

As of and for the Year Ended

December 31,2019

Penates Group Inc.

Penates Group Inc. | 528 Palisades Dr. #719 | Pacific Palisades, CA 90272
Phone: (480) 473-3344 • Facsimile: (480) 522-3100 • www.penatesgroup.com
Member FINRA • SIPC